URUK PROJECT MANAGEMENT

2021 Report

Dear investors,

Hello Friends

We continue to operate in a bootstrapped mode and with minimal staffing. However, in this past year, we still achieved the following:

We finished our proof of concept – prototype
We formed a strategic partnership with our Development Partner
We significantly clarified our vision of the product and all of its components
We recently signed an MOU with a company in Oman that wants to represent us in their area and promote Uruk.
However, we still have many challenges:

We were hoping to secure at least one early adopter client, which did not happen because our prototype was not ready until late in the year.
The challenge of building a team on a bootstrapped budget and with significant cash constraints.

We need your help!

For a bootstrapped start-up, we need a lot of help. The following are the key areas where we need help from our investors/shareholders:

1. Securing more funding from them and their friends and connections.

2. Helping us spread our message to their organizations and connections.

3. Promoting Uruk through their social media

4. Get some of them more involved in product testing

5. Start using Uruk on their projects

Sincerely,

Nada Chaban

Director

Amr Maraie

Director

Mounir A. Ajam

CEO & Chief Innovator

Our Mission

In 5 years, we hope to be a leader in the project management space, helping organizations transform















their project delivery process by shifting from theory and certification to applying critical PM concepts in real-world settings.

See our full profile

How did we do this year?

Report Card

B+

The Good

- We finished our proof of concept - prototype
- We formed a strategic partnership with our Development Partner
- We significantly clarified our vision of the product and all of its components

The Bad

- We were hoping to secure at least one early adopter client, did not happen
- We were close to securing a couple of significant investors, but they decided to wait until we have more work
- Challenges building a team on a bootstrapped budget

2021 At a Glance

January 1 to December 31

$$$$

$0
Revenue

-$191,381
Net Loss

IOU

$66
Short Term Debt

$249,149
Raised in 2021

$42,857
Cash on Hand
As of 02/28/22

We ❤ Our 52 Investors

Thank You For Believing In Us

Abdulaziz Alshahrani
Abdulaziz Alshahrani
Luc Bauwmans
Nazir El Diry
Feras Hatoum
Chim Hock SEE
Feras Diab
Nada Chaban

Amr Maraie
Ahmad Alkhiary
Khoder Khoder
Elias Kobrossy
Elias Darraj
Fadi Bayoud
Feras Skeik
Chim Hock SEE

Fahad Ali
Anas Matar
Alaa Radwan Kharma
Shahad Alotaibi
Nabila Aboumrad
Khaled El-najjar
Ahmed AlNasei
Meshal Almuhaydib

Mounir A. Ajam
Tanios Chehade
Ahmad Alkhiary
Sara Alhabib
Fadi Ashi
Salwa Abdulla
Stephen W Maas

Moath Jamal Awawdeh
Jihad Aysh
Jihad Aysh
Andrew Kaufman
Samer Mahdi
Sumer Aboumrad Ajam
Paul Isenbarger

Mounir A. Ajam
Navaid Jamal
James Graham
Wail Abdallah
Robert Ely
Savornin Jean-charles
Alaa Bassam Jaber

Amr Maraie
Alexandra Lasconi
Hanin Baljoun
Dipendra Tiwari
Nada Chaban
Essam Hussain AlMatari
Novitri Yufimar

Thank You!

From the Uruk Project Management Team

   

Mounir A. Ajam
CEO & Chief Innovator

Nada Chaban
Outreach and Professional Services

Amr Maraie
Director/Secretary of the BOD

Jihad Aysh
Director/Lead Investor

 

Victor Sawma
CIO and Head of Development

A technology expert with 20+ years in producing and maintaining web & mobile applications with scalable architectures, high performance hosting, security auditing, and IT consultancy. Victor is passionate about technology serving humanity.



Dr. Dan Patterson
Strategy and Product Advisor

With over 20 years of professional experience, Dr. Patterson is recognized as a global thought leader and visionary within the project management industry. He has been involved with three PM Software organizations with successful exits!



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Navaid Jamal	Management Consulting @ IMG Adcvisors	2021
Nada Chaban	Project Management @ SUKAD	2022
Jihad Aysh	Portfolio Director (Project Management) @ Khatib & Alami	2020
Mounir Ajam	CEO @ SUKAD Corp	2019
Amr Maraie	Project Management @ Dur Hospitality	2019

Officers

OFFICER	TITLE	JOINED
Nada Chaban	Director, Professional Services	2022
Mounir Ajam	Product Owner	2019
Victor Swarma	CIO	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Mounir Ajam	3,572,000 Common	51.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
10/2019	$150,050	Safe	Other
04/2020	$44,912		Other
10/2020	$15,000		Other
12/2020	$24,000		Other
12/2020	$35,000		Section 4(a)(2)
05/2021	$156,149		4(a)(6)
12/2021	$93,000		Section 4(a)(2)
04/2022	$20,000		Other

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
10/31/2019	$150,050	0.0%	25.0%	None	05/31/2022
10/15/2020	$15,000	0.0%	20.0%	$10,000,000	10/15/2022
12/05/2020	$24,000	5.0%	20.0%	$10,000,000	01/23/2022
12/05/2020	$35,000	5.0%	20.0%	$10,000,000	01/23/2022
12/31/2021	$93,000	5.0%	20.0%	$10,000,000	05/31/2022
04/07/2022	$20,000	20.0%	5.0%	$10,000,000	05/31/2022

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
US Gov PPP Loan	04/16/2020	$44,912	$44,912 ⓘ	1.0%	04/15/2025	

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common		2,272,000	Yes
Common	10,000,000	4,665,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

SUKAD ownership of the Intellectual property. We have worked with legal to ensure that Uruk will have an un-revocable right to use The SUKAD Way™ and CAMMP™ IP for life, as long as Uruk exists and developing software using these IP products. The license will be zero cost. Therefore, now that we have assigned the IP, we believe the risk is quite low.

Not achieving the maximum crowdfunding target. If we don't receive the full $1M raise, we may need to seek out additional funding from angel investors.

We expect that by the time we are ready to go to market, we will have a client (or more) that would be willing to invest and provide funding as an early adopter. If we do not achieve this goal, it would impact our initial revenue projections.

Not achieving the minimum crowdfunding target. The probability of this happening is moderate (we have many co-founders that could help and a large network, not to mention the crowdfunding platform).

In our business model we are counting on building a global network of distributors from among our co-founders, SUKAD partners, and others, and before market release. This would allow us to launch in more than one country. We currently expect about 4 potential partners that would be ready to work with us at Market Release time. If some, or all of these potential partners do not materialize, that would impact our initial revenue projections.

The core co-founder (owner of the idea) withdrawing from this project, in this case, this would be Mounir. However, this is unlikely as Mounir is committed, having invested a few years in developing the project management methodology that is used in the Uruk Platform. He is also committing personal funds, aside from the Intellectual Property developed over the last 13-14 years.

COVID-19 can materially impact our business. It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[❓];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $10,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

SUKAD Project Portfolio Management Solutions, Corp

- Delaware Corporation
- Organized June 2019
- 2 employees

12714 Sunset Dune Dr
Houston TX 77082

https://sukad.com

Business Description

Refer to the Uruk Project Management profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Uruk Project Management is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.